Filed by Circuit City Stores, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                      Subject Company: Circuit City Stores, Inc.
                                                   Commission File No. 001-05767

           CIRCUIT CITY STORES, INC. REPORTS FISCAL YEAR 2002 RESULTS
           ----------------------------------------------------------
                     FOR THE COMPANY, THE CIRCUIT CITY GROUP
                     ---------------------------------------
                              AND THE CARMAX GROUP
                              --------------------

Richmond, Va., April 2, 2002 - Circuit City Stores, Inc. today released fourth quarter and fiscal year 2002 results for the Circuit City Group (NYSE:CC) and the CarMax Group (NYSE:KMX) and the consolidated results for Circuit City Stores, Inc.

FOURTH QUARTER AND FISCAL YEAR 2002 RESULTS
Circuit City Stores, Inc.
-------------------------
Results for Circuit City Stores, Inc. include the total sales and earnings for the company's Circuit City business and its CarMax business. Total sales for the fourth quarter ended February 28, 2002, increased 9 percent to $4.17 billion from $3.82 billion in last year's fourth quarter. Net earnings were $159.3 million compared with $103.2 million in the fourth quarter of fiscal 2001.

For the fiscal year ended February 28, 2002, total sales for Circuit City Stores, Inc. declined 1 percent to $12.79 billion from $12.96 billion. Net earnings were $218.8 million compared with $160.8 million last year.

Net earnings are allocated to the company's Circuit City Group and CarMax Group stocks. Net earnings for the Circuit City Group include the earnings from the company's Circuit City business and the earnings attributed to the CarMax Group shares reserved for the Circuit City Group or for issuance to holders of Circuit City Group stock. Net earnings for the CarMax Group reflect the remainder of the earnings of the company's CarMax business.

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
Circuit City Stores, Inc.
Page 2 of 17

In a public offering completed during the second quarter of fiscal year 2002, Circuit City Stores, Inc. sold 9.5 million CarMax Group shares that had previously been reserved for the Circuit City Group. With the impact of the offering, 64.2 percent of CarMax's fourth quarter and 69.2 percent of CarMax's fiscal 2002 earnings were attributed to the Circuit City Group stock. For the same periods last year, 74.6 percent of the CarMax Group's earnings were attributed to the Circuit City Group stock. At the end of the fiscal year, the CarMax Group shares reserved for the Circuit City Group represented 64.1 percent of the total CarMax Group shares outstanding and shares reserved for the Circuit City Group.

As previously announced, the company's board of directors has authorized management to initiate a process that would separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become a separate publicly traded company. Accordingly, on March 29, 2002, CarMax, Inc. filed a registration statement, including a preliminary proxy/prospectus, with the Securities and Exchange Commission with regard to the transaction. The separation is expected to be completed by late summer, subject to shareholder approval and final approval by the board of directors.

Including the earnings from the company's Circuit City business and the earnings attributed to the reserved CarMax Group shares, fourth quarter net earnings per Circuit City Group share were 73 cents this year, compared with 49 cents last year. Fourth quarter net earnings per CarMax Group share were 17 cents this year, up 143 percent from 7 cents last year.

For the year, including the earnings from the Circuit City business and the earnings attributed to the reserved CarMax Group shares, net earnings per Circuit City Group share were 92 cents this year compared with 73 cents last year. Net earnings per CarMax Group share were 82 cents this year, up 91 percent from 43 cents in fiscal 2001. All per share amounts are presented on a diluted basis.

Circuit City Group
------------------
Sales: Total sales for the Circuit City Group increased 7 percent in the fourth quarter ended February 28, 2002, to $3.39 billion from $3.18 billion in the same period of last year. Comparable store sales increased 6 percent.

For the fiscal year, total sales for the Circuit City Group declined 8 percent to $9.59 billion from $10.46 billion. Comparable store sales declined 10 percent for the year. Excluding the major appliance category, from which the company completed its exit in early November 2000, comparable store sales declined 4 percent in fiscal 2002.

Net earnings: Excluding the earnings attributed to the reserved CarMax Group shares, the Circuit City business produced earnings of $140.9 million, or 67 cents per Circuit City Group share, in the fourth quarter ended February 28, 2002, compared with $95.4 million, or 46 cents per share, last year. Including

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Circuit City Stores, Inc.
Page 3 of 17

earnings attributed to the reserved CarMax Group shares, fourth quarter net earnings for the Circuit City Group were $152.7 million, or 73 cents per Circuit City Group share, compared with $101.2 million, or 49 cents per share, last year.

For the fiscal year, the Circuit City business produced earnings of $128.0 million, or 62 cents per Circuit City Group share, this year compared with $115.2 million, or 56 cents per share, last year. Including the CarMax earnings attributed to the Circuit City Group stock, full year net earnings for the Circuit City Group were $190.8 million, or 92 cents per share, in fiscal 2002 versus $149.2 million, or 73 cents per share, in fiscal 2001.

The results for the fiscal years ended February 28, 2002, and February 28, 2001, were reduced by costs associated with the exit from the appliance business, remodels and relocations. The fiscal 2001 results also were reduced by the estimated sales disruption caused by the appliance exit and costs associated with a workforce reduction. As detailed in the following table, these costs reduced earnings per Circuit City Group share by 3 cents in the fourth quarter of fiscal 2002 and 2 cents in the fourth quarter of fiscal 2001. For the year, these costs reduced Circuit City Group earnings per share by 9 cents in fiscal 2002 and 44 cents in fiscal 2001.

Earnings (Loss) per Share - Circuit City Group

                     Fourth Quarter Ended Fiscal Year Ended

                                                         February 28                    February 28
                                                         -----------                    -----------
                                                     2002          2001             2002         2001
                                                     ----          ----             ----         ----
Circuit City business                                $0.70         $0.48            $0.71        $1.00
Appliance exit related costs:
     Appliance exit costs                            (0.03)         --              (0.03)       (0.09)
     Appliance merchandise markdowns (a)              --            --               --          (0.08)
     Estimated sales disruption                       --            --               --          (0.03)
     Partial remodeling costs (b)                     --            --               --          (0.09)
Remodel and relocation costs (b)                      --            --              (0.06)       (0.13)
Workforce reduction costs (b)                         --           (0.02)            --          (0.02)
Reserved interest in CarMax                           0.06          0.03             0.30         0.17
                                                    ------       -------           ------       ------

Circuit City Group                                   $0.73         $0.49            $0.92        $0.73

(a)  Reflected as a reduction in gross profit margin
(b)  Reflected as an increase in selling, general and administrative expenses

CarMax Group
------------
Sales: Total sales for the CarMax Group rose 22 percent for the quarter ended February 28, 2002, to $779.2 million from $640.0 million in the same period last year. Comparable store unit sales rose 22 percent, and comparable store dollar sales rose 23 percent. Comparable store used unit sales rose 23 percent, and comparable store used dollar sales rose 25 percent. Comparable store new unit sales rose 11 percent, and comparable store new dollar sales rose 12 percent.

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Circuit City Stores, Inc.
Page 4 of 17

For the fiscal year ended February 28, 2002, total sales for the CarMax Group rose 28 percent to $3.20 billion from $2.50 billion in the prior year. Comparable store unit sales rose 23 percent, and comparable store dollar sales rose 28 percent. Comparable store used unit sales rose 24 percent, and comparable store used dollar sales rose 30 percent. Comparable store new unit sales rose 21 percent, and comparable store new dollar sales rose 24 percent.

Comparable Store Sales Growth
                         Fourth Quarter Ended               Fiscal Year Ended
                               February 28                      February 28
                               -----------                      -----------

                         2002             2001              2002            2001
                         ----             ----              ----            ----
Vehicle dollars:
     Used vehicles        25%              28%              30%              19%
     New vehicles         12%               4%              24%               9%
Total                     23%              23%              28%              17%

Vehicle units:
     Used vehicles        23%              19%              24%              13%
     New vehicles         11%               3%              21%               9%
Total                     22%              17%              23%              12%


CarMax Group Earnings
(Amounts in millions except per share data)                       Fourth Quarter Ended             Fiscal Year Ended
                                                                       February 28                    February 28
                                                                       -----------                    -----------
                                                                  2002            2001            2002           2001
                                                                  ----            ----            ----           ----
CarMax Group net earnings                                        $18.4           $ 7.8           $90.8          $45.6
Net earnings attributed to the Circuit City Group stock          $11.8           $ 5.8           $62.8          $34.0
Net earnings attributed to the CarMax Group stock                 $6.6           $ 2.0           $28.0          $11.6
CarMax Group diluted weighted average                             38.6            27.0            34.1           27.0
       shares outstanding
Net earnings per CarMax Group share                              $0.17           $0.07           $0.82          $0.43


Net Earnings: CarMax Group fourth quarter fiscal 2002 net earnings rose 136 percent to $18.4 million from $7.8 million in the fourth quarter of the prior year. A write-off of goodwill associated with two underperforming new-car franchises reduced fourth quarter fiscal year 2001 net earnings by $5.4 million.

In the fourth quarter of fiscal 2002, the net earnings attributed to the CarMax Group stock were $6.6 million compared with $2.0 million in the fourth quarter of the prior year. The remainder of the CarMax Group's net earnings is attributed to the shares of CarMax Group stock reserved for issuance to the holders of Circuit City Group stock or for the benefit of the Circuit City Group. Net earnings per CarMax Group share rose to 17 cents from 7 cents.

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Circuit City Stores, Inc.
Page 5 of 17

For fiscal 2002, CarMax Group net earnings rose 99 percent to $90.8 million from $45.6 million in fiscal 2001. The fiscal 2001 net earnings reflect the $5.4 million reduction resulting from the goodwill write-off discussed above.

For fiscal 2002, net earnings attributed to the CarMax Group stock increased 142 percent to $28.0 million from $11.6 million in fiscal 2001. Net earnings per CarMax Group share rose 91 percent to 82 cents per share from 43 cents per share in fiscal 2001. The remainder of the CarMax Group earnings is attributed to the shares reserved for the Circuit City Group as discussed above.

For the quarter and for the fiscal year, net earnings attributed to the CarMax Group stock grew faster than total net earnings and net earnings per CarMax
Group share because of the impact of the second quarter public offering of CarMax Group stock by Circuit City Stores, Inc. Under current accounting standards, quarterly earnings per CarMax Group share are calculated by dividing earnings attributed to the CarMax Group stock for the reported quarter by the weighted average CarMax Group shares outstanding for the quarter. Year-to-date earnings per share are calculated by dividing year-to-date earnings attributed to the CarMax Group stock by the weighted average shares outstanding for the full year. Therefore, year-to-date earnings per share do not equal the sum of the quarterly earnings per share.

BUSINESS PERFORMANCE REVIEWS AND OUTLOOKS
-----------------------------------------
Circuit City Group Review
-------------------------
"As anticipated at the start of the year, the fourth quarter results for our Circuit City business represented a solid improvement in both sales and earnings trends from the earlier quarters of fiscal 2002," said W. Alan McCollough, president and chief executive officer of Circuit City Stores, Inc. "During the first half, we laid the groundwork for our second half improvement, with focused initiatives to increase our traffic through more effective marketing and increase our conversion rate with better customer service and merchandising.

"Throughout the fiscal year we consistently posted solid sales growth in new and better-featured technologies such as big-screen and digital televisions, digital satellite systems and wireless phones and in the categories such as digital cameras, video games and DVD and PC software that were added or expanded following our exit from the appliance business. A slowing economy, industry-wide weakness in personal desktop computer sales, declining average retails for many products and the absence of the major appliance business offset these strengths during the first half, but we were pleased that our operating and marketing initiatives generated positive comparable store sales growth for the second half."

The Circuit City Group's gross profit margin was 24.3 percent in fiscal 2002, compared with 23.6 percent in fiscal 2001. As previously announced, in the fourth quarter of fiscal 2002, the Circuit City Group increased its liability

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Circuit City Stores, Inc.
Page 6 of 17

for lease termination costs related to the exit from the appliance business by $10.0 million. These costs relate to distribution and service centers closed as a part of that exit. Excluding the impact of these costs in fiscal 2002 and other appliance exit related costs in fiscal 2001, the gross profit margin was
24.4 percent in fiscal 2002 and 24.1 percent in fiscal 2001.

"The solid sales growth we experienced throughout the year in new and better-featured technologies, as well as weak sales in the lower-margin personal computer category were the major contributors to the fiscal 2002 improvement in the gross profit margin," said McCollough.

Gross Margin Components

                                           Fourth Quarter Ended                 Fiscal Year Ended
                                                February 28                       February 28
                                                -----------                       ------------
                                          2002              2001              2002             2001
                                          ----              ----              ----             ----
Circuit City business                     24.4%             24.4%             24.4%            24.1%
Appliance exit costs                      (0.3)               --              (0.1)            (0.3)
Appliance merchandise markdowns            --                --                --              (0.2)
                                          -----------------------------------------------------------
Gross profit margin                       24.1%             24.4%             24.3%            23.6%


The expense  ratio rose to 22.1 percent of sales in fiscal 2002,  compared  with
21.7 percent of sales in fiscal 2001. The fiscal 2002 ratio includes costs of $19.3 million associated with the remodeling of 24 Superstores and relocation of eight Superstores. The fiscal 2001 ratio includes $41.9 million in remodeling costs for 26 Superstores, $30.0 million in costs related to partial remodels following the appliance exit and $5.0 million in severance costs associated with the fiscal 2001 fourth quarter workforce reduction. Excluding these costs and the estimated sales disruption during the partial remodeling, the expense ratio would have been 21.9 percent in fiscal 2002 and 20.9 percent in fiscal 2001.

"The increase in the expense ratio is primarily a result of the full year decline in comparable store sales," said McCollough. "We were able to partly offset this lost leverage through cost control and productivity initiatives, including more efficient advertising expenditures. The declines in interest rates helped generate a higher contribution from our finance operation for the full year. Profits from our finance operation are recorded as a reduction to selling, general and administrative expenses."

Expense Ratio Components

                                           Fourth Quarter Ended                 Fiscal Year Ended
                                                February 28                       February 28
                                                -----------                       ------------
                                          2002              2001              2002             2001
                                          ----              ----              ----             ----
Circuit City business                     17.4%             19.3%             21.9%            20.9%
Remodel and relocation costs               --                --                0.2              0.4
Partial remodeling costs                   --                --                --               0.3
Estimated sales disruption                 --                --                --               0.1
Workforce reduction costs                  --                0.2               --               --
                                          -------------------------------------------------------------
Expense ratio                             17.4%             19.5%             22.1%            21.7%

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Circuit City Stores, Inc.
Page 7 of 17

Circuit City Group Fiscal Year 2003 Expectations
------------------------------------------------
Sales Expectations: "We believe that we can achieve comparable store sales growth in the mid-single digits for fiscal 2003," said McCollough. "We expect that this growth will reflect our renewed commitment to customer service as well as additional initiatives designed to enhance our business in fiscal 2003. We anticipate that comparable store sales will be driven by our expanded categories and by the industry's high-growth categories, including big-screen televisions, digital imaging, video gaming and wireless communications. Given the softer comparisons, we expect comparable store sales growth in the high-single digits during the first two quarters followed by growth in the mid-single digits for the second half. With limited geographic expansion, we anticipate that total sales growth will only slightly exceed comparable store sales growth throughout the year.

Earnings Expectations: "As indicated in an earlier release, assuming relatively flat gross profit margins and mid-single-digit comparable store sales growth, we anticipate that the Circuit City business will contribute 75 cents per share to 85 cents per share before remodeling expense to the fiscal 2003 earnings of the Circuit City Group," said McCollough. "These expectations reflect a modest increase in our advertising expenses as we explore more ways to reach our core customers as well as upgrades to store and distribution management information systems.

"For fiscal 2003, we expect that the quarterly pattern of results, excluding remodeling costs, will be similar to the fiscal 2002 pattern. We expect the first quarter to result in a mid- to high-single digit loss per share. The anticipated first quarter loss includes an estimated reduction in the contribution from our finance operation given anticipated increases in funding costs and expenses associated with a planned new securitization agreement. We anticipate a relatively stable contribution from our finance operation for the full year," said McCollough. "We expect the first quarter loss to be more than offset by small profits in the second and third quarters. Similar to last year, most of this year's earnings is expected to occur in the fourth quarter.

"As previously announced, we plan to open approximately 10 stores, remodel approximately 300 stores and relocate an estimated 10 stores in this fiscal year," said McCollough. "The fiscal 2003 remodel plan is the first step in a three-year plan under which we will remodel these stores to resemble last year's full remodels in Chicago and Virginia. Our analysis of the incremental sales and profits produced by these remodels clearly indicates that their returns will easily exceed our cost of capital.

"We expect the fiscal 2003 remodeling, which will consist of full-store lighting upgrades and the rollout of a new video department that highlights the exciting technology in this category, to be substantially complete by the end of September," said McCollough. We expect similar remodeling costs in fiscal years 2004 and 2005 as we complete remodeling of these 300 stores. We also continue to examine the remaining store base to determine a longer-term plan for further remodeling and relocation. Remodeling and relocation expenses for the year are estimated at 18 cents per share. We will incur a modest amount of remodeling

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Circuit City Stores, Inc.
Page 8 of 17

expense in the first quarter as we begin our remodeling program with approximately 20 stores. The majority of the expenses are expected to occur in the second and third quarters, with the current remodel schedule placing more of the expense in the second quarter than in the third. Including remodeling and relocation expenses, we expect the Circuit City business to contribute 57 cents to 67 cents per share to the earnings of the Circuit City Group in fiscal 2003.

The company also anticipates that CarMax will contribute 30 cents to 32 cents per share to the fiscal 2002 earnings of the Circuit City Group, without giving effect to the planned separation. Reflecting the seasonal pattern of CarMax's earnings, the majority of this contribution would be produced in the first and second quarters.

"After an exciting year, we remain focused on strategies that will create contemporary store environments enabling our customers to make well-informed and exciting consumer electronics purchases," said McCollough. "We expect to drive sales in important product categories by leveraging our improved supply chain and marketing programs in fiscal 2003. Initiatives such as direct-to-store delivery, improved warehouse management systems and ongoing improvements to inventory forecasting should help to minimize inventory shortages and to facilitate continued sales growth in our new and expanded product categories. We plan to continue developing our marketing program with multiple vehicles and competitive promotions and strengthen our in-store service with strong sales training programs focused on product knowledge. We will continue to look for ways to improve the cost efficiency of our business and to take advantage of the industry's growth opportunities in fiscal 2003."


CarMax Group Review
Operating Ratios
                                                          Fourth Quarter Ended             Fiscal Year Ended
                                                               February 28                     February 28
                                                               -----------                     -----------
                                                          2002             2001           2002              2001
                                                          ----             ----           ----              ----
Net sales and operating revenues                        100.0%           100.0%         100.0%            100.0%
Gross profit margin                                      12.9%            12.8%          12.6%             13.2%
Expense ratio                                             9.0%            10.4%           7.9%              9.8%
Operating profit margin (a)                               3.8%             2.4%           4.7%              3.4%
Net after-tax margin                                      2.4%             1.2%           2.8%              1.8%

(a) Operating profit margin equals earnings before interest and taxes as a percent of net sales and operating revenues.

For the quarter, CarMax produced pretax earnings of $29.7 million, a 137 percent increase from $12.5 million in the fourth quarter of the prior year. For fiscal 2002, pretax earnings were $146.5 million, up 99 percent from $73.5 million in fiscal 2001.

"CarMax produced exceptionally strong used- and new-car sales growth in every quarter of fiscal 2002, virtually all of which was comparable store sales growth," said W. Austin Ligon, president of CarMax. "Our powerful consumer offer continued to generate especially strong used-car unit comparable store sales

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Circuit City Stores, Inc.
Page 9 of 17

growth.  The  additional   traffic  that  resulted  from  new-car   manufacturer
zero-percent financing incentives gave an added boost to both used- and new-car sales in the third quarter and early in the fourth quarter.

"In the fourth quarter, as we have throughout the year, we met our targets for average gross margin dollars per used unit. Our strong used unit comparable store sales growth generated considerable leverage of fixed expenses and corporate overhead, helping to produce a fourth quarter expense ratio of 9.0 percent and a fiscal 2002 expense ratio of 7.9 percent," said Ligon. "As we did in fiscal 2001, we also benefited from mild winter weather in the fourth quarter and experienced no sales interruptions of any consequence in any of our superstores." The fourth quarter and full year fiscal 2001 expense ratios include an $8.7 million pretax write-off of goodwill associated with two underperforming new-car franchises.

CarMax Group Fiscal 2003 Expectations
-------------------------------------
Sales Expectations: "We expect fiscal 2003 to be a year of strong growth for CarMax," said Ligon. "Last year's exceptional performance included unusually high customer traffic in October, November, and December, driven by new-car manufacturer zero-percent financing incentives. This extra traffic added sales to the already strong trends established in the first two quarters. Nonetheless, we believe that even against last year's strong comparisons, we can deliver used-car unit comparable store sales growth in the low- to mid-teens in the first half, moderating to high-single- to low-double-digits in the second half of fiscal 2003. With our expected new store openings, we now anticipate total used-car sales growth in the 15 to 20 percent range for the year."

Earnings Expectations: "This strong used-car comparable store sales growth should, we believe, produce earnings per CarMax Group share in the range of 95 cents to $1.00 for fiscal 2003," Ligon said. "For the first half of 2003, we expect earnings per CarMax Group share to increase in the 15 percent to 20 percent range. For the third quarter, we expect earnings per share to be roughly flat. For the fourth quarter, we expect the earnings per share growth rate to be in the mid-teens. Second half earnings will be moderated by pre-opening and grand-opening expenses of new stores. Further, we do not expect a repeat of last year's windfall sales from the zero-percent financing traffic that benefited October, November and December.

"We also noted throughout the year that our finance operation, CarMax Auto Finance, benefited from favorable yield spreads that began in the fourth quarter of fiscal 2001 and continued through fiscal 2002 as the Federal Reserve Board attempted to moderate the economic decline through unprecedented decreases in interest rates. As the market has anticipated an improving economy, we have already seen increases in CarMax Auto Finance's cost of funds and anticipate

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Circuit City Stores, Inc.
Page 10 of 17

that the additional benefit derived from the lower cost of funds will diminish in fiscal 2003. As a result, we now estimate that the fiscal 2003 contribution from our finance operation will be approximately equal to the contribution in fiscal 2002, despite anticipated higher financing volume consistent with our expected sales increase. We are estimating that the excess spread will diminish gradually during the course of the year.

"Also a factor in our earnings expectations for fiscal 2003 are additional employee expenses, such as training and relocation, as we deepen our management in preparation for future expansion. In addition, our expectations include preliminary estimates of expenses expected to be incurred in the second half of the fiscal year if the planned separation is approved," said Ligon. The CarMax Group earnings per share estimate does not include the one-time costs associated with the proposed CarMax separation. CarMax will absorb the separation costs, which are estimated to be approximately $8 million, or 8 cents per CarMax Group share. These costs are not tax deductible and would occur primarily in the second quarter, with some costs occurring in the first quarter.

CarMax plans to open a used-car superstore in Roseville, Calif., in the Sacramento market later this month. In addition, CarMax now expects to open four to five used-car superstores in the second half of the fiscal year, including entering the Knoxville, Tenn., and Las Vegas, Nev., markets and adding satellite superstores in the Chicago, Ill., and Charlotte, N.C., markets. Adding a satellite in Charlotte will help CarMax evaluate how much market share can profitably be increased in mid-sized markets with the addition of a satellite superstore.

CONFERENCE CALL INFORMATION
---------------------------
Circuit City will host a conference call for investors today, April 2, 2002, at 11:00 a.m. ET to discuss this morning's announcement. The conference call will begin with a discussion of the CarMax Group's results, followed by a discussion of the Circuit City Group's results.

Domestic  investors  may access the call at  1-888-455-0032  (passcode:  Circuit
City).  International  investors should dial 1-712-257-2881  (passcode:  Circuit
City). A live Web cast of the conference call will be available on the company's investor information home pages at http://investor.CircuitCity.com or http://investor.CarMax.com or at www.streetevents.com.

A replay of the call will be available beginning at approximately 2:00 p.m. ET today and will run through midnight, April 9, 2002. Domestic investors may access the recording at 1-800-839-3141 and international investors at 1-402-998-1687. No access code is required. A replay of the call also will be available on the Circuit City Group and the CarMax Group's investor information home pages or at www.streetevents.com.

Circuit City is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. CarMax is the nation's leading specialty retailer of used cars. With headquarters in Richmond, Va., Circuit City Stores, Inc. operates 604 Circuit City Superstores and 20 mall-based

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Circuit City Stores, Inc.
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Circuit City Express  stores,  giving it more locations in more markets than any other consumer electronics specialty retailer. The company operates 40 CarMax retail units in 38 locations, including 35 used-car superstores. CarMax also operates 18 new-car franchises, 15 of which are integrated or co-located with its used-car superstores. For more information, access the company's Web sites at CircuitCity.com and CarMax.com.

This release contains forward-looking statements, which are subject to risks and uncertainties, including, but not limited to, risks associated with plans to separate the CarMax business from the company and create a separate publicly traded company. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the company's SEC filings, including the preliminary registration statement filed on March 29, 2002.


Contact: Ann Collier, Vice President of Financial and Public Relations, Circuit City Stores, Inc., (804) 527-4058
           Celeste Gunter, Director of Circuit City Investor Relations,
           (804) 418-8237
           Dandy Barrett, Director of CarMax Investor Relations, (804) 935-4591


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Circuit City Stores, Inc.
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
                                                     CIRCUIT CITY STORES, INC.
                                                     -------------------------
                                                CONSOLIDATED STATEMENTS OF EARNINGS
                                                -----------------------------------
                                                     PERIODS ENDED FEBRUARY 28
                                                     -------------------------
                                            (Amounts in thousands except per share data)



                                                                  Three Months                           Twelve Months
                                                                  ------------                           -------------
                                                            2002                2001               2002                2001
                                                            ----                ----               ----                ----

NET SALES AND OPERATING REVENUES                      $     4,170,847     $    3,817,127      $     12,791,468     $    12,959,028
Cost of sales, buying and warehousing                       3,242,772          2,960,660            10,049,793          10,135,380
Appliance exit costs                                           10,000                  -                10,000              28,326
                                                      ---------------     --------------      ----------------     ---------------

GROSS PROFIT                                                  918,075            856,467             2,731,675           2,795,322

Selling, general and
   administrative expenses                                    660,431            685,555             2,372,941           2,514,912
Appliance exit costs                                                -                  -                     -               1,670
Interest expense                                                  719              4,518                 5,839              19,383
                                                      ---------------     --------------      ----------------     ---------------

EARNINGS BEFORE INCOME TAXES                                  256,925            166,394               352,895             259,357

Provision for income taxes                                     97,635             63,230               134,100              98,555
                                                      ---------------     --------------      ----------------     ---------------


NET EARNINGS                                          $       159,290     $      103,164      $        218,795     $       160,802
                                                      ===============     ==============      ================     ===============

Net earnings attributed to:
   Circuit City Group Common Stock                    $       152,708     $      101,190      $        190,799     $       149,247
                                                      ===============     ==============      ================     ===============
   CarMax Group Common Stock                          $         6,582     $        1,974      $         27,996     $        11,555
                                                      ===============     ==============      ================     ===============

Weighted average common shares:
   Circuit City Group:
     Basic                                                    206,183            204,401               205,501             203,774
                                                      ===============     ==============      ================     ===============
     Diluted                                                  209,343            206,380               207,095             205,830
                                                      ===============     ==============      ================     ===============

   CarMax Group:
     Basic                                                     36,597             25,579                32,140              25,554
                                                      ===============     ==============      ================     ===============
     Diluted                                                   38,586             27,026                34,122              26,980
                                                      ===============     ==============      ================     ===============

NET EARNINGS PER SHARE ATTRIBUTED TO:
   Circuit City Group:
     Basic                                            $          0.74     $         0.50      $           0.93     $          0.73
                                                      ===============     ==============      ================     ===============
     Diluted                                          $          0.73     $         0.49      $           0.92     $          0.73
                                                      ===============     ==============      ================     ===============
   CarMax Group:
     Basic                                            $          0.18     $         0.08      $           0.87     $          0.45
                                                      ===============     ==============      ================     ===============
     Diluted                                          $          0.17     $         0.07      $           0.82     $          0.43
                                                      ===============     ==============      ================     ===============

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
                                                CIRCUIT CITY STORES, INC.
                                                -------------------------
                                               CONSOLIDATED BALANCE SHEETS
                                               ---------------------------
                                                  (Amounts in thousands)



                                                                                           February 28
                                                                               2002                          2001
                                                                         --------------                 --------------
ASSETS

Current Assets:
Cash and cash equivalents                                              $        1,251,532            $           446,131
Net accounts receivable                                                           726,541                        585,761
Inventory                                                                       1,633,327                      1,757,664
Prepaid expenses and other current assets                                          41,311                         57,623
                                                                       ------------------            -------------------
Total Current Assets                                                            3,652,711                      2,847,179

Property and equipment, net                                                       853,778                        988,947
Other assets                                                                       32,897                         35,207
                                                                       ------------------            -------------------
TOTAL ASSETS                                                           $        4,539,386            $         3,871,333
                                                                       ==================            ===================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Current installments of long-term debt                                 $          102,073            $           132,388
Accounts payable                                                                1,106,679                        902,560
Short-term debt                                                                    10,237                          1,200
Accrued expenses and other current liabilities                                    284,032                        162,972
Deferred income taxes                                                             138,306                         92,479
                                                                       ------------------            -------------------
Total Current Liabilities                                                       1,641,327                      1,291,599

Long-term debt, excluding current installments                                     14,064                        116,137
Deferred revenue and other liabilities                                            149,269                         92,165
Deferred income taxes                                                                 288                         14,949
                                                                       ------------------            -------------------
TOTAL LIABILITIES                                                               1,804,948                      1,514,850

STOCKHOLDERS' EQUITY                                                            2,734,438                      2,356,483
                                                                       ------------------            -------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $        4,539,386            $         3,871,333
                                                                       ==================            ===================

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
                                                       CIRCUIT CITY GROUP
                                                       ------------------
                                                     STATEMENTS OF EARNINGS
                                                     ----------------------
                                                    PERIODS ENDED FEBRUARY 28
                                                    -------------------------
                                          (Amounts in thousands except per share data)


                                                                  Three Months                           Twelve Months
                                                                  ------------                           -------------
                                                            2002                2001               2002                2001
                                                            ----                ----               ----                ----

NET SALES AND OPERATING REVENUES                      $     3,391,689     $    3,177,131     $      9,589,803   $    10,458,037

Cost of sales, buying and warehousing                       2,563,805          2,402,733            7,251,831         7,964,148
Appliance exit costs                                           10,000                  -               10,000            28,326
                                                      ---------------     --------------     ----------------   ---------------

GROSS PROFIT                                                  817,884            774,398            2,327,972         2,465,563

Selling, general and
   administrative expenses                                    590,169            618,989            2,120,652         2,270,745
Appliance exit costs                                                -                  -                    -             1,670
Interest expense                                                  462              1,558                  881             7,273
                                                      ---------------     --------------     ----------------   ---------------

EARNINGS BEFORE INCOME TAXES AND
   income attributed to THE reserved
   CARMAX GROUP shares                                        227,253            153,851              206,439           185,875

Provision for income taxes                                     86,359             58,468               78,446            70,637
                                                      ---------------     --------------     ----------------   ---------------

EARNINGS BEFORE INCOME attributed to
   THE reserved CARMAX GROUP shares                           140,894             95,383              127,993           115,238

Net earnings attributed to the
   reserved Carmax Group shares                                11,814              5,807               62,806            34,009
                                                      ---------------     --------------     ----------------   ---------------


NET Earnings                                          $       152,708     $      101,190     $        190,799   $       149,247
                                                      ===============     ==============     ================   ===============

Weighted average common shares:
   Basic                                                      206,183            204,401              205,501           203,774
                                                      ===============     ==============     ================   ===============
   Diluted                                                    209,343            206,380              207,095           205,830
                                                      ===============     ==============     ================   ===============

NET EARNINGS PER SHARE:
   Basic                                              $          0.74     $         0.50     $           0.93   $          0.73
                                                      ===============     ==============     ================   ===============
   Diluted                                            $          0.73     $         0.49     $           0.92   $          0.73
                                                      ===============     ==============     ================   ===============

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
                                                      CIRCUIT CITY GROUP
                                                      ------------------
                                                        BALANCE SHEETS
                                                        --------------
                                                    (Amounts in thousands)


                                                                                             February 28

                                                                               2002                                2001
                                                                         ---------------                     --------------
ASSETS

Current Assets:
Cash and cash equivalents                                              $        1,248,246                  $         437,329
Net accounts receivable                                                           553,273                            451,099
Merchandise inventory                                                           1,234,243                          1,410,527
Prepaid expenses and other current assets                                          39,246                             55,317
                                                                       ------------------                  -----------------
Total Current Assets                                                            3,075,008                          2,354,272

Property and equipment, net                                                       732,802                            796,789
Deferred income taxes                                                               2,647                                  -
Reserved CarMax Group shares                                                      311,386                            292,179
Other assets                                                                       11,354                              9,319
                                                                       ------------------                  -----------------
TOTAL ASSETS                                                           $        4,133,197                  $       3,452,559
                                                                       ==================                  =================

LIABILITIES AND GROUP EQUITY

Current Liabilities:
Current installments of long-term debt                                 $           23,465                  $          24,237
Accounts payable                                                                1,019,519                            820,077
Short-term debt                                                                       397                                213
Accrued expenses and other current liabilities                                    258,257                            146,818
Deferred income taxes                                                             116,297                             74,317
                                                                       ------------------                  -----------------
Total Current Liabilities                                                       1,417,935                          1,065,662

Long-term debt, excluding current installments                                     14,064                             33,080
Deferred revenue and other liabilities                                            140,853                             85,329
Deferred income taxes                                                                   -                             11,329
                                                                       ------------------                  -----------------
TOTAL LIABILITIES                                                               1,572,852                          1,195,400

GROUP EQUITY                                                                    2,560,345                          2,257,159
                                                                       ------------------                  -----------------

TOTAL LIABILITIES AND GROUP EQUITY                                     $        4,133,197                  $       3,452,559
                                                                       ==================                  =================

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
                                                         CARMAX GROUP
                                                         ------------
                                                    STATEMENTS OF EARNINGS
                                                    ----------------------
                                                  PERIODS ENDED FEBRUARY 28
                                                  -------------------------
                                         (Amounts in thousands except per share data)



                                                           Three Months                              Twelve Months
                                                           ------------                              -------------
                                                    2002                 2001                 2002                 2001
                                                    ----                 ----                 ----                 ----
NET SALES AND OPERATING REVENUES              $       779,158      $     639,996         $    3,201,665      $    2,500,991
Cost of sales                                         678,967            557,927              2,797,962           2,171,232
                                              ---------------      -------------         --------------      --------------

GROSS PROFIT                                          100,191             82,069                403,703             329,759

Selling, general and
    administrative expenses                            70,262             66,566                252,289             244,167

Interest expense                                          257              2,960                  4,958              12,110
                                              ---------------      -------------         --------------      --------------

EARNINGS BEFORE INCOME TAXES                           29,672             12,543                146,456              73,482

Provision for income taxes                             11,276              4,762                 55,654              27,918
                                              ---------------      -------------         --------------      --------------

NET EARNINGS                                  $        18,396      $       7,781         $       90,802      $       45,564
                                              ===============      =============         ==============      ==============

Net earnings attributed to:
    Circuit City Group
        Common Stock                          $        11,814      $       5,807         $       62,806      $       34,009
                                              ===============      =============         ==============      ==============
    CarMax Group
        Common Stock                          $         6,582      $       1,974         $       27,996      $       11,555
                                              ===============      =============         ==============      ==============

Weighted average common shares:
    Basic                                              36,597             25,579                 32,140              25,554
                                              ===============      =============         ==============      ==============
    Diluted                                            38,586             27,026                 34,122              26,980
                                              ===============      =============         ==============      ==============

NET EARNINGS PER SHARE:
    Basic                                     $          0.18      $        0.08         $         0.87      $         0.45
                                              ===============      =============         ==============      ==============
    Diluted                                   $          0.17      $        0.07         $         0.82      $         0.43
                                              ===============      =============         ==============      ==============


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
                                                         CARMAX GROUP
                                                         ------------
                                                        BALANCE SHEETS
                                                        --------------
                                                    (Amounts in thousands)


                                                                                             February 28
                                                                               2002                                2001
                                                                       ------------------                   ---------------
ASSETS

Current Assets:
Cash and cash equivalents                                              $             3,286                 $           8,802
Net accounts receivable                                                            173,268                           134,662
Inventory                                                                          399,084                           347,137
Prepaid expenses and other current assets                                            2,065                             2,306
                                                                       -------------------                 -----------------
Total Current Assets                                                               577,703                           492,907

Property and equipment, net                                                        120,976                           192,158
Other assets                                                                        21,543                            25,888
                                                                       -------------------                 -----------------
TOTAL ASSETS                                                           $           720,222                 $         710,953
                                                                       ===================                 =================

LIABILITIES AND GROUP EQUITY

Current Liabilities:
Current installments of long-term debt                                 $            78,608                 $         108,151
Accounts payable                                                                    87,160                            82,483
Short-term debt                                                                      9,840                               987
Accrued expenses and other current liabilities                                      25,775                            16,154
Deferred income taxes                                                               22,009                            18,162
                                                                       -------------------                 -----------------
Total Current Liabilities                                                          223,392                           225,937

Long-term debt, excluding current installments                                           -                            83,057
Deferred revenue and other liabilities                                               8,416                             6,836
Deferred income taxes                                                                2,935                             3,620
                                                                       -------------------                 -----------------
TOTAL LIABILITIES                                                                  234,743                           319,450

GROUP EQUITY                                                                       485,479                           391,503
                                                                       -------------------                 -----------------

TOTAL LIABILITIES AND GROUP EQUITY                                     $           720,222                 $         710,953
                                                                       ===================                 =================

                                                             ###